CONFIDENTIAL
FORM 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Shaw Communications Inc. (“Shaw”)
630 — 3rd Avenue S.W., Suite 900
Calgary, Alberta
T2P 4L4

ITEM 2: DATE OF MATERIAL CHANGE

February 11, 2010.

ITEM 3: NEWS RELEASE

An initial news release was issued by Shaw and disseminated through Marketwire prior to the open of markets on February 12, 2010 and was subsequently filed on SEDAR at www.sedar.com.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Shaw has entered into agreements (the “Agreements”) with Canwest Global Communications Corp. (“Canwest”) and certain 8.0% senior subordinated noteholders (the “Noteholders”), represented by an ad hoc committee (the “Ad Hoc Committee”), regarding the acquisition of a minimum 20% equity interest and 80% voting interest, which includes effective control, of a restructured Canwest (“Restructured Canwest”) upon emergence from current creditor protection proceedings (the "Investment”).

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On February 12, 2010, Shaw announced that it had entered into the Agreements with Canwest and certain Noteholders.

Pursuant to the Agreements, subject to the terms and conditions thereof, Shaw has subscribed for (a) a minimum $95 million in the aggregate (the “Minimum Shaw Commitment”) of Class A Voting Shares in the capital of Restructured Canwest, representing a 20% equity and 80% voting interest in same; and (b) subject to the participation right of the members of the Ad Hoc Committee described below, an additional amount (the “Additional Commitment”) of equity shares, at the same per share purchase price applicable to the Minimum Shaw Commitment, equal to the aggregate of (i) the cash amounts paid to those affected creditors who either are not permitted to, or elect not to, receive shares of Restructured Canwest, plus (ii) the cash amounts paid to existing shareholders of Canwest, all in connection with Canwest’s current Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings.

Members of the Ad Hoc Committee will have the right to elect to participate pro rata (based on the pro forma ratio of equity in Restructured Canwest allocated to Shaw to equity allocated to the Ad Hoc Committee) with Shaw in the funding of the Additional Commitment, at the same per share purchase price applicable to the Minimum Shaw Commitment.

Shaw’s final financial commitment to, and equity interest in, Restructured Canwest upon its emergence from the CCAA proceedings is subject to a number of factors beyond Shaw’s control, including elections to be made by eligible creditors and financial participation in funding the Additional Commitment by members of the Ad Hoc Committee as per the preceding paragraph and, as such, cannot be accurately determined at this time.

The members of the Ad Hoc Committee have entered into a support agreement with Shaw and Canwest, and each of Shaw, Canwest and the applicable Noteholders have covenanted to pursue, support and use its commercially reasonable efforts to complete the transactions contemplated by the Agreements. In addition, the members of the Ad Hoc Committee and the other applicable Noteholders party to the support agreement have agreed (i) to vote their debt in favour of the recapitalization transaction and (ii) subject to limited exceptions, to the extent eligible to do so, to elect to receive shares of Restructured Canwest and not cash.

The Agreements will become effective upon approval of the Court overseeing Canwest’s CCAA restructuring process.

The Investment is subject to deal protection covenants in favour of Shaw, and Canwest has agreed, subject to limited exceptions, (a) to not solicit, negotiate or approve any acquisition proposals, (b) to terminate existing related discussions, and (c) to not release any third party from any standstill covenant to which it is a party.

The Investment remains subject to customary conditions, including Canwest creditor approval, further approval from the Court, regulatory approval from the Canadian Radio-television and Telecommunications Commission and the resolution of matters under the shareholders agreement with entities related to Goldman Sachs (the “CW Agreement”) relating to Canwest’s interest in the specialty television assets jointly acquired with the Goldman Sachs entities in 2007.

The foregoing support agreement includes certain termination rights, including that if Canwest and the Ad Hoc Committee agree to a form of amendment to the CW Agreement that is not acceptable to Shaw, Canwest may enter into such amendment provided that immediately prior thereto Canwest shall terminate the support agreement and pay any required termination fees and expense reimbursement payments to Shaw as per the subscription agreement terms (as described below).

The subscription agreement with Canwest (being one of the Agreements) also provides for termination rights in favour of Shaw and Canwest. In the event that the subscription agreement is terminated (i) as a result of a failure by Canwest to satisfy certain closing conditions and the closing has not occurred solely because of such failure, or (ii) as a result of the termination of the support agreement as described in the immediately preceding paragraph, then Canwest shall pay to Shaw a termination fee in the amount of $5,000,000 and reimburse expenses incurred by Shaw up to $2,500,000.

Upon the closing of the Investment, Shaw will have effective control of one of the premier broadcasters and owners of content in the Canadian broadcasting industry.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

This material change report is being filed on a confidential basis in reliance upon subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations because the Agreements, including the deal protection covenants in favour of Shaw, are presently not legally effective and will not be legally effective until approved by the Court overseeing Canwest’s CCAA restructuring. Disclosure of the financial terms of the Agreements prior to their legal effectiveness would be detrimental to both Shaw and Canwest and could jeopardize the Investment. Consistent with this, the financial terms of the Agreements will be filed with the Court overseeing Canwest’s CCAA restructuring process on a confidential basis and will remain confidential until Court approval is obtained. Following receipt of such approval, Shaw will issue a press release with further information concerning the financial terms of the Investment and advise the securities regulatory authorities that this material change report no longer needs to remain confidential.

In light of the foregoing, Shaw is of the opinion, such opinion having been arrived at in a reasonable manner, that the public disclosure of this material change report would be unduly detrimental to the interests of Shaw.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: EXECUTIVE OFFICER

The following executive officer of Shaw is knowledgeable about the material change and this report:

Steve Wilson
Senior Vice President and Chief Financial Officer
403-750-4500

ITEM 9: DATE OF REPORT

DATED at Toronto, Ontario this 12th day of February, 2010.